Jaeckle Fleischmann & Mugel, LLP

12 Fountain Plaza | Suite 800 | Buffalo, NY 14202-2292 | Tel 716.856.0600 | Fax 716.856.0432

Exhibit 5

August 12, 2010

Parkway Properties, Inc.
One Jackson Place, Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201

Re: Issuance and Sale of 1,974,896 shares of 8.00% Series D Cumulative Redeemable Preferred Stock (the "Shares")

Ladies and Gentlemen:

As your counsel we have examined the Underwriting Agreement dated August 9, 2010 by and among Parkway Properties, Inc. (the "Company"), Parkway Properties LP, Wells Fargo Securities, LLC and Banc of America Securities LLC (the "Underwriting Agreement"), the Company's Registration Statement on Form S-3 (File No. 333-156050) (the "Registration Statement") and the Company's Prospectus Supplement dated August 9, 2010 with respect to the Shares and we are familiar with the documents referred to therein and incorporated therein by reference. We have also examined the Company's Articles of Incorporation, as amended, and Bylaws, as amended, such records of proceedings of the Company as we deemed material, and such other proceedings of the Company as we deemed necessary for the purpose of this opinion.

We have examined the proceedings heretofore taken and we are informed as to the procedures proposed to be followed by the Company in connection with the authorization, issuance and sale of the Shares. In our opinion the Shares have been duly authorized and, when and if issued against payment therefor in accordance with the Underwriting Agreement, the Registration Statement and the Prospectus Supplement, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Company's Current Report on Form 8-K and to all references to our firm in the Prospectus Supplement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

/s/ Jaeckle Fleischmann & Mugel, LLP